AM
4-5-2004

SECURI[barcode]ISSION

04018102

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3-31

SEC FILE NUMBER
8-52483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

RECEIVED MAR 30 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoNow Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 W. 1st Street, Suite 314
(No. and Street)

Los Angeles, (City) California (State) 90012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Max Lee Robinson, III 323-466-6948
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Max Lee Robinson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sr Vice President

Title

SEE ATTACHED JURAT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State/~~Commonwealth~~ of California } ss.
County of Orange }

STEPHANIE J. WIEST
COMM. #1301206
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Apr. 17, 2005

Place Notary Seal and/or Any Stamp Above

Subscribed and sworn to (or affirmed) before me this 24th (Date) day of February (Month), 2004 (Year), by

(1) M. L. Robinson, III
Name of Signer #1

(2) N/A
Name of Signer #2

[signature]
Signature of Notary Public

Other Required Information (Printed Name of Notary, Residence, etc.)

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: Undated Number of Pages: 2

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

February 27, 2004

NASD

Max Robinson III
GoNow Securities, Inc.
880 W. 1st St., Suite 314
Los Angeles, CA 90012

RE: Request for Annual Audit Extension

Dear Mr. Robinson:

On February 27, 2004, we received your letter dated February 26, 2004 and your auditor's letter dated February 24, 2004 requesting an extension of time within which to file your Annual Audit Report.

I understand the pertinent facts to be as follows:

> Your request for an extension to is due to the fact that your auditor has not received all of the needed documentation from your previous bookkeeper and he needs additional time to complete a thorough and accurate audit.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5, paragraph (a)(5), GoNow Securities, Inc. is hereby granted an extension of time of 30 calendar days in which to file its annual report of financial condition for the fiscal year ending December 31, 2003.

Sincerely,

David S. Anderson
Supervisor

cc: Eleanor Sabalbaro
NASD Member Reg. Systems Support
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5163

George Brenner, CPA
10680 W. Pico Blvd., Suite 260
Los Angeles, CA 90064
Fax: 310-202-6494

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

GO NOW SECURITIES, INC.
880 W. 1st Street, Suite 314
LOS ANGELES, CA 90012

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of GoNow Securities, Inc. as of December 31, 2003 and related statements of income (loss), changes in shareholder's equity and cash flows for the year ended December 31, 2003. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of GoNow Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of GoNow Securities, Inc. as of December 31, 2003 and the results of its operations, shareholder's equity and cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
March 29, 2004

GO NOW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash	$ 6,316
Due from former officer, net of allowance for bad debts $13,415	--
CRD account	3,980
Total assets	$ 10,296

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Shareholder's equity

Common stock	--
Additional paid-in –capital	246,508
Accumulated deficit	(236,212)
Total liabilities and shareholder's equity	$ 10,296

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue	
Other revenue	$ 101
Operating Expenses	
Bad debt	13,415
Bank charges	110
Other expense	52
Professional fees	22,184
Regulatory expenses	4,076
Rent	1,200
Total expenses	41,037
(Loss) before income tax	(40,936)
Provision for income taxes	--
Net (Loss)	$(40,936)

The accompanying notes are an integral part of these financial statements.

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2002	--	$ --	$201,424	$(195,276)	$ 6,148
Capital Contributed	--	--	45,084		45,084
Net (Loss)	--	--		(40,936)	(40,936)
Balance, December 31, 2003	--	--	$246,508	$(236,212)	$ 10,296

The accompanying notes are an integral part of these financial statements.

GO NOW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Operating Activities

Net loss from operations	$(40,936)
Increase in CRD account	(3,980)
Cash Flow from Investing Activities	0
Cash Flow From Financing Activities	
Capital Contributed	45,084
Increase In Cash	168
Cash: Beginning of the Year	6,148
Cash: End of the Year	$ 6,316
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

GO NOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - GENERAL AND ORGANIZATION

GoNow Securities, Inc. (the Company) was organized in July 2000 as a Nevada corporation. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). During 2003 the Company was inactive.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See Page 4 for the calculation of net capital.

NOTE 3 – DUE FROM FORMER OFFICER

There was an alleged misappropriation of funds by the Company's former President. The matter is under investigation; however, the full amount has been reserved for possible uncollectability.

NOTE 4 – SUBSEQUENT EVENT

In January 2004 the Company's sole shareholder contributed an additional $5,000 to increase net capital.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GO NOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 10,296
Less Nonallowable Asset: CRD account	(3,980)
NET CAPITAL	$ 6,316
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,316
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 6,316
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per FOCUS report	$6,166
Post closing bookkeeping adjustment	150
Net capital – Audited	$6,316

The accompanying notes are an integral part of these financial statements.

PART II

GO NOW SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

As set forth in Note 1 "General and Organization" to my opinion dated February 26, 2004 I was unable to audit the related financial statements -- statement of income (loss), shareholder's equity and cash flows for the year ended December 31, 2003. However, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

Because of independence rules, my firm could not reconstruct the records. I understand the Company will engage a bookkeeping service that will reconstruct the records so the Company can be completely auditable.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives except as noted on the following page.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
March 29, 2004

GO NOW SECURITIES, INC.
SCHEDULE OF FINDINGS AND ALLEGED MISAPPROPRIATION OF FUNDS

For The Year Ended December 31, 2003

CONDITION: There was an alleged misappropriation of funds by the Company's former President (see Note 3 on the accompanying financial statements). Due to the turnover of Presidents, as well as change in bookkeepers and FINOPS three times during the year, this absence of management continuity may have contributed to the misappropriation.

RESOLUTION: The Company recently retained what I consider a qualified bookkeeper and if this new management remains in place, the internal controls should be adequate.